EXHIBIT 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2012

Hong Kong – December 27, 2012 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2012.

The Company’s revenues for the six months ended June 30, 2012 (“1H 2012”) were approximately US$8,963,000, a 6.2% decrease as compared to approximately US$9,554,000 for the six months ended June 30, 2011 (“1H 2011”). This drop was primarily attributable to the unfavorable economic conditions caused by the ongoing European debt crisis and slowdown in China’s economic growth.

Gross profits increased by 11.4% to approximately US$2,648,000 for 1H 2012 as compared to approximately US$2,378,000 for 1H 2011 even though the total revenues dropped. The increase was mainly contributed by the improvement in pricing and cost control.

Selling and administrative expenses were approximately US$2,813,000 for 1H 2012 as compared to approximately US$2,794,000 (which was after offsetting gain on disposal of a property of approximately US$328,000) for 1H 2011. Hence, the recurring selling and administrative expenses for 1H 2012 decreased by approximately US$309,000 as compared to 1H 2011. The decrease was primarily due to reduction of operating expenses, despite the increase of development costs of approximately US$200,000 for Ballast Water Treatment Systems (“BWTS”).

The net loss for 1H 2012 was approximately US$120,000, as compared to net income of approximately US$12,000 for 1H 2011. If the overheads spent in developing the BWTS were excluded, there would be a small net income for 1H 2012. The net income for 1H 2011 was primarily contributed by the non-recurrent gain on disposal of a property.

The Company expects its business to rebound in 2013 especially in the second half of 2013 when its BWTS are available for sales and shipments. For the past two and half years, the Company has been investing a lot of resources in developing its BWTS for the global market amid the worldwide economy slowdown and the hardship of continuous shrinkage of its distribution business of third party products. The Company expects the new BWTS business to not only offset its shrinking distribution business but also earn significant incomes for coming years.

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going ships when their ballast water tanks are emptied or refilled. The market potential for retrofits and new installations of BWTS in these old and new ocean-going ships is enormous.

After passing the land base test, the Company has recently started marketing its BWTS while it is getting all other approvals before mid 2013. So far a few shipping companies have shown great interest in its systems for their new ships which are being built in China. The price for each basic system is around US$100,000. As each existing or new built ocean going ship needs one or more or bigger systems according to the size of the ship, the Company is very pleased and positive about the big business potential both inside and outside of China.

The Company will focus more on wastewater engineering projects outside of China as there are keener competitions from local contractors in China. On the other hand, for outside China, the Company remains competitive and cooperates successfully with large international engineering firms to win contracts.

The Company is continuously streamlining and restructuring its operations to cope with these two businesses.

According to the latest list of potential initial public offering candidates for the Growth Enterprise Market in China, Blue Sky's application is still under review.

About Blue Sky

Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”),  found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2011.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2012 (Unaudited)	As of December 31, 2011 (Audited)
	US$’000	US$’000
Assets

Current assets:
Cash and cash equivalents	6,029	5,339
Restricted cash	888	246
Accounts receivable, net	2,752	3,744
Prepayments and other current assets	2,683	1,773
Inventories	655	583
Total current assets	13,007	11,685

Property, plant and equipment, net	994	1,058

Investments in affiliates	9,982	9,763

Goodwill	1,071	1,071

Deferred tax assets	291	287

Total assets	25,345	23,864

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	2,672	2,875
Other payables and accrued expenses	4,299	2,658
Taxation payable	512	422
Total current liabilities	7,483	5,955

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2011: 20,000,000) shares authorized; 2,229,628 (As of December 31, 2011: 2,229,628) shares issued and outstanding	123	123
Additional paid-in capital	9,532	9,533
Treasury stock, 160,386 (As of December 31, 2011: 151,747) shares at cost	(765)	(733)
PRC statutory reserve	274	274
Accumulated other comprehensive income	718	731
Retained earnings	6,251	6,371
Equity attributable to owners of Euro Tech	16,133	16,299
Non-controlling interest	1,729	1,610
Total shareholders’ equity	17,862	17,909

Total liabilities and shareholders’ equity	25,345	23,864

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012 (Unaudited)	2011 (Unaudited)
	US$’000	US$’000
Revenue
Trading and manufacturing	5,290		5,601
Engineering	3,673		3,953
Total revenue	8,963		9,554

Cost of revenue
Trading and manufacturing	(4,023)		(4,302)
Engineering	(2,292)		(2,874)
Total cost of revenue	(6,315)		(7,176)
Gross profit	2,648		2,378

Selling and administrative expenses	(2,813)		(2,794)
Operating loss	(165)		(416)
Interest income	27		28
Other income, net	16		55
Loss before income taxes and equity in profit of affiliates	(122)		(333)

Income taxes	(90)		7
Equity in profit of affiliates	219		166
Net income/(loss)	7		(160)
Less: net loss/(income) attributable to non-controlling interest	(127)		172
Net income/(loss) attributable to the Company	(120)		12

Net income/(loss) per ordinary share
- Basic	US($0.058)	$	US0.001

- Diluted	US($0.058)	$	US0.001
Weighted average number of ordinary shares outstanding
- Basic	2,072,182		2,093,302

- Diluted	2,079,142		2,116,034

CONTACT:          Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel:  852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com
Blue Sky’s website: http://www.tianlan.cn